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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-46167

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2004
WASH, D.C. 168 SECTION

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) **AND ENDING** December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Allied Securities, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

525 B Street 17th Floor

(No. and Street)

San Diego	CA	92101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurie Ohotto

(Area Code – Telephone No.)
612-667-9566

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN				55402
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

P3
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OATH OR AFFIRMATION

I, Laurie Ohotto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First Allied Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Name: Laurie Ohotto
Title: Chief Financial Officer

Notary Public

SUSAN KAY OLSON
NOTARY PUBLIC - MINNESOTA
HENNEPIN COUNTY
My Commission Expires 1-31-2005

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

FIRST ALLIED SECURITIES, INC.

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

FIRST ALLIED SECURITIES, INC.

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
First Allied Securities, Inc.:

We have audited the accompanying statement of financial condition of First Allied Securities, Inc., a wholly owned subsidiary of FAS Holdings Inc., whose ultimate parent is Wells Fargo & Company, as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of First Allied Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 27, 2004

FIRST ALLIED SECURITIES, INC.

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	7,992,583
Receivable from clearing brokers (note 4)		11,825,411
Securities owned, at market value (note 3)		461,303
Due from affiliates		809
Goodwill		29,929,339
Contracts acquired, net of accumulated amortization of $318,542		1,255,429
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $27,210		103,749
Prepaids and other assets		2,027,505
	$	53,596,128

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold, not yet purchased, at market value (note 3)	$	56,442
Commissions payable		2,592,624
Accounts payable and other liabilities		2,781,501
Income taxes payable		453,870
Deferred income tax liabilities		301,423
Total liabilities		6,185,860
Commitments and contingencies (note 10)		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,500,000 shares; issued and outstanding 690 shares		7
Additional paid-in capital		47,328,958
Retained earnings		81,303
Total stockholder's equity		47,410,268
	$	53,596,128

See accompanying notes to statement of financial condition.

FIRST ALLIED SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2003

(1) Organization

First Allied Securities, Inc. (FAS) is a wholly owned subsidiary of FAS Holdings, Inc. (the Parent) whose ultimate parent is Wells Fargo & Company (WFC). FAS' primary activities include the brokerage of equity and fixed-income securities as well as the sale of investment company shares, asset management services, and insurance products. FAS is a registered broker/dealer and member of the National Association of Securities Dealers, Inc. (NASD), and is also a registered investment advisor pursuant to the Investment Advisors Act of 1940.

FAS has agreements with an affiliated broker-dealer and with non-affiliated clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, FAS operates under the exemptive provisions of the Securities and Exchange Commission (SEC) Rules 15c3-3(k)(2)(i) and 3(k)(2)(ii).

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Principal transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at market values.

(b) Fair Value of Financial Instruments

Substantially all of FAS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of balances in bank accounts and money market mutual funds.

(d) Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002, all goodwill amortization was discontinued and goodwill is assessed at least annually for impairment on a reporting unit level by applying a fair-value-based test using discounted estimated future net cash flows. Because 100 percent of goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on goodwill would not affect FAS' net capital. In management's opinion, no impairment exists as of December 31, 2003.

(Continued)

The costs assigned to contracts acquired is an identified intangible asset that is amortized using the straight-line method over a period of seven years, the estimated life of the contracts. On an ongoing basis, FAS reviews the valuation and amortization of the intangible asset, taking into consideration any events or circumstances that might have diminished its value. In management's opinion, no impairment exists as of December 31, 2003.

(e) ***Furniture, Equipment, and Leasehold Improvements***

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease.

(f) ***Other Assets***

Included in others assets are forgivable loans made to investment executives and other revenue-producing employees, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized over the life of the loan, which is generally three to six years, using the straight-line or effective interest method.

(g) ***Income Taxes***

FAS is included in the consolidated federal income tax return of WFC. Federal income taxes are generally allocated to FAS as if it had filed a separate return. WFC also files combined state tax returns in certain states. State taxes are also allocated to FAS. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in rates is recognized in income in the period that includes the enactment date.

(h) ***Use of Estimates***

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(Continued)

(3) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of trading securities at market values as follows:

		Owned	Sold, not yet purchased
Corporate bonds, debentures, and notes	$	344,052	35,000
State and municipal obligations		—	5,288
Common and preferred stocks		115,367	16,025
U.S. government and government agency obligations		1,884	129
	$	461,303	56,442

Securities sold, not yet purchased represent obligations of FAS to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as FAS' ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

(4) Receivable from Clearing Brokers

Amounts receivable from clearing brokers consists of the following:

Receivable from unaffiliated broker-dealers for clearing services	$	11,708,477
Receivable from affiliate broker-dealer for clearing services		116,934
	$	11,825,411

(5) Income Taxes

At December 31, 2003, FAS' statement of financial condition includes deferred income tax liabilities of $301,423, which primarily relate to the tax treatment of intangible assets and certain liabilities.

(6) Employee Benefits

FAS participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The actuarial present values of accumulated plan benefits and net assets available for benefits relating to only FAS' employees are not available.

FAS' employees are eligible for benefits under WFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although certain employees who are considered "highly compensated" under the Internal Revenue Code may be subject to certain limitations. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions are invested in WFC's common stock and are generally subject to a four-year vesting schedule.

(7) Related Party Transactions

In the ordinary course of business, FAS enters into material transactions with other affiliates of WFC. These transactions could be charges or reimbursements to FAS and include costs incurred for employee benefit programs sponsored by WFC (note 6), costs incurred to reimburse affiliates for rent and other occupancy charges paid on its behalf (note 10), clearing services, and other operating expenses allocated by affiliates.

At December 31, 2003, FAS had available credit from WFC under an unsecured short-term promissory note that is authorized up to $25,000,000. Additionally, FAS may obtain short-term financing from Wells Fargo Bank Minnesota, N.A. (the Bank) under repurchase agreements which are collateralized by trading securities. FAS pays interest on these financing arrangements at interest rates approximating commercial lending rates. At December 31, 2003, FAS had no outstanding borrowings under these arrangements.

FAS uses an affiliate as a clearing broker for securities transactions. Under the terms of the clearing agreement, FAS pays or receives interest at rates approximating commercial lending rates on amounts payable to or receivable from the affiliated clearing broker.

During 2003, FAS paid a dividend of $3,600,000 to its Parent and received a contribution of $6,000,000 from its Parent.

(8) Financial Instruments With Off-Balance-Sheet Risk

FAS clears all transactions on a fully disclosed basis with clearing firms that maintain all related records. In the normal course of business, FAS engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose FAS to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. FAS maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. FAS is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case FAS may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon FAS' statement of financial condition.

(9) Net Capital Requirements

FAS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires FAS to maintain minimum net capital. FAS has elected to use the alternative method permitted by the rule, which requires that FAS maintain minimum net capital, as defined, of $250,000. At December 31, 2003, FAS' net capital was $13,757,407, which was $13,507,407 in excess of its required net capital of $250,000.

FAS is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities*. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements is not required.

(10) Leases, Commitments and Contingent Liabilities

FAS leases certain office space and data processing equipment under several noncancelable operating leases. Certain leases have renewal options and clauses for escalation and operating cost adjustments based upon increased costs incurred by the lessor. Future minimum rental commitments under the terms of the lease agreements as of December 31, 2003 are as follows:

December 31,		
2004	$	246,258
2005		168,766
2006		15,394
Thereafter		—
	$	430,418

Minimum rental commitments excludes noncancelable operating leases which are administered by an affiliate for the benefit of FAS when FAS does not have the contractual obligation.

In the normal course of business, there are various lawsuits, claims, and contingencies pending against FAS which, in the opinion of management, will be resolved with no material impact on FAS' financial position.